UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 29, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Vukota Stratus Apartments, LP

On April 29, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Vukota Stratus Apartments, LP (the “Vukota Stratus Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,000,000, which is the initial stated value of our equity interest in the Vukota Stratus Controlled Subsidiary (the “Vukota Stratus Controlled Subsidiary Investment”). The Vukota Stratus Controlled Subsidiary used the proceeds to acquire a 216-unit stabilized garden-style apartment complex located at 4255 Airport Road, Colorado Springs, CO 80111 (the “Vukota Stratus Property”). The Vukota Stratus Controlled Subsidiary intends to increase the property value by raising rents before taking out the Vukota Stratus Controlled Subsidiary Investment via refinancing or sale by September 2023.

Vukota Stratus Controlled Subsidiary is managed by the principals of Vukota Capital Management, LLC (“Vukota”), a privately-held investment firm focused exclusively on alternative investments. The firm, founded in 2010, identifies properties with below market rents in communities where there are strong long-term fundamentals and where there is the potential to reduce operating costs. Vukota’s multifamily portfolio presently consists of 8 properties with 1,068 units (not counting subject) worth over $65,000,000. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Vukota.

Pursuant to the agreements governing the Vukota Stratus Controlled Subsidiary Investment (the “Vukota Stratus Operative Agreements”), our consent is required for all major decisions regarding the Vukota Stratus Property. In addition, pursuant to the Vukota Stratus Operative Agreements we are entitled to receive a 12.0% per annum economic return on our Vukota Stratus Controlled Subsidiary Investment, comprised of a minimum of 9.0% economic return paid on a current basis, with the remainder accruing until the Vukota Stratus Controlled Subsidiary Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the Vukota Stratus Controlled Subsidiary Investment, as well as a approximately $10,000 in due diligence fees and third party reimbursements, paid directly by the Vukota Stratus Controlled Subsidiary.

The Vukota Stratus Controlled Subsdiary is required to redeem our Vukota Stratus Controlled Subsidiary Investment by September 1, 2023 (the “Vukota Stratus Redemption Date”); the Vukota Stratus Controlled Subsidiary does not have the ability to extend the Vukota Stratus Redemption Date. In the event that the Vukota Stratus Controlled Subsidiary Investment is not redeemed by the Vukota Stratus Redemption Date (after giving effect to any applicable extensions), pursuant to the Vukota Stratus Operative Agreements, we have the right, in our discretion, to force the sale of the Vukota Stratus Property outright. The Vukota Stratus Controlled Subsidiary may redeem our Vukota Stratus Controlled Subsidiary Investment in whole or in part without penalty during the term of the Vukota Stratus Controlled Subsidiary Investment.

Concurrent with the closing of the Vukota Stratus Controlled Subsidiary Investment, the Vukota Stratus Controlled Subsidiary closed on the acquisition of the Vukota Stratus Property on April 29, 2016, for a purchase price of approximately $17,375,000, which included a senior secured loan by Freddie Mac with a projected unpaid balance of $10,767,000 (the “Vukota Stratus Freddie Mac Senior Loan”), with a maturity date of September 1, 2025. Aggregate with the senior debt totaling approximately $14,767,000, the Vukota Stratus Controlled Subsidiary Investment of $4,000,000 features an LTV of approximately 85.0%, based on the purchase price of approximately $17,375,000, with approximately $2,608,000 of equity junior to the Vukota Stratus Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the Vukota Stratus Freddie Mac Senior Loan plus the amount of the Vukota Stratus Controlled Subsidiary Investment, divided by the purchase price of the Vukota Stratus Property.

As of the date of closing, the Vukota Stratus Property consisted of 216 units of 2-story garden style apartments located in Colorado Springs, CO. The rent roll dated as of March 15, 2016, reflects a current occupancy rate of 94%. The apartments and property are generally well maintained and feature rocky mountain landscaping, outdoor swimming pools, playground, fitness center, Resident lounge with Wi-Fi, laundry facilities, picnic area, and courtyards.

The Vukota Stratus Property is located on Airport Road, one of Colorado Springs’ major east-west thoroughfares, and significant retail, restaurants and entertainment. Less than five minutes north of the Vukota Stratus Property is the one million-square-foot Citadel Mall, which consists of over 100 stores from Dillard’s to Bath & Body Works, as well as The Citadel Crossing Shopping Center, which includes Lowes, Office Depot and Petco.

In the past two years, the prior owners of the Vukota Stratus Property had invested approximately $2,500,000 (or approximately $11,500 per unit) in capital improvements. Highlights include new roofs, a completely renovated clubhouse, fitness center and pool area, exterior paint, select unit renovations, new signage and landscaping upgrades.

Located in El Paso County and just 60 miles south of Denver, Colorado Springs is the second largest metropolitan area in Colorado. Known for its natural attractions and mild climate, the Colorado Springs area experiences an average of 300 days of sunshine annually. The community’s beautiful setting and high quality-of-life has helped to build a growing community of academic, government, high-tech, non-profit, and defense-related businesses.

With its strong military population and large concentration of strategic bases, the Greater Colorado Springs Economic Development Corporation estimates that military and defense-related employers make up just over a third of the metropolitan area’s economy. Technology, health care, financial services, non-profits, and light manufacturing companies make up the bulk of Colorado Springs employment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 5, 2016